Exhibit 99.1

FOR IMMEDIATE RELEASE
Neptune enters into Commercial Distribution Joint Venture in China with
Shanghai Chonghe Marine Industry Co., Ltd.
Laval, Québec, CANADA – April 5, 2017 – Neptune Technologies & Bioressources Inc. ("Neptune") (NASDAQ and TSX: NEPT) is pleased to announce that it has signed a commercial distribution joint venture agreement with Shanghai Chonghe Marine Industry Co., Ltd. ("CMI") through a wholly-owned subsidiary of CMI, Jiangsu Sunline Deep Sea Fishery Co., Ltd. ("Sunline Fishery").
Under the agreement, Neptune will own a 30% interest in the joint venture while CMI/Sunline Fishery will hold 70%. Our Chinese partners have a strong presence in the biomarine industry in  China, including a state-of-the-art krill harvesting vessel now under construction. The joint venture will greatly enhance Neptune's commercial presence in China. Furthemore, Neptune will contribute to this joint venture with its IP, science, regulatory expertise, branding, industry sales knowledge and international recognition. Shipments of krill oil under the joint venture are projected to start in Q1 ending June 30, 2017.
"Canada is one of the very few countries that are currently allowed to export krill oil into China. The purpose of this joint venture is to accelerate Neptune's growth in China, one of the fastest growing Omega-3 markets in the world. Furthermore, this partnership will help secure  procurement of our raw materials, while also strengthening the future of Neptune's presence in the growing Aquaculture business," stated Jim Hamilton, President & CEO of Neptune.
"We came to the conclusion that to become a leader in our mainland, as well as to develop international recognition and presence in the biomarine related krill fisheries, we needed to be associated with the pioneer and the first company to have vested largely in science on both the human nutrition side and pharmaceutical research," concluded Wang Zhi, President & CEO of CMI.
About Neptune Technologies & Bioressources Inc.
Neptune is a nutrition products company focused on the business of customized unique nutrition solutions, specialty ingredients and consumer brands. The company develops turnkey solutions available in various unique delivery forms. Neptune also offers premium krill oil manufactured in its state-of-the art facility and a variety of other specialty ingredients such as marine and seed oils. Neptune sells its premium krill oil under the OCEANO3® brand directly to consumers in Canada and the United States through web sales at www.oceano3.com. OCEANO3 is also sold as a turnkey solution to distributors. The Company's head office is located in Laval, Quebec.

About Shanghai Chonghe Marine Industry Co., Ltd.
Shanghai Chonghe Marine Industry Co., Ltd. (CMI), parent company of Jiangsu Sunline Deep Sea Fishery Co., Ltd. (Sunline Fishery), is a comprehensive enterprise with diverse operations. CMI has focused on shipbuilding and ocean industries ever since its establishment, and has invested in fields such as ship repairing, ship design, ship trade, ship financial leasing, ship management, ocean mining, offshore wind power, polar fishing, ocean aquaculture, environmental dredging and so forth. CMI is also a leading marine investment company.

Sunline Fishery, which is managed by CMI, specializes in the development and utilization of Antarctic krill resources. Sunline is investing in a specialized Antarctic krill harvesting vessel named "SHEN LAN". It's the largest krill fishing vessel in the world with onboarding process technology and the only one in China. SHEN LAN's objective is to navigate Antarctica to harvest krill by the end of 2018. At the same time, Sunline Fishery is investing in Jiangsu Province for an industrial park of 350 acres to process krill. Sunline Fishery is the leader of fully integrated Antarctic krill resources in China.

Forward Looking Statements
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.
The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunebiotech.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".
Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

For more information, please contact:
Neptune Wellness Solutions
Mario Paradis
VP & CFO, Neptune
m.paradis@neptunecorp.com
ph: 450-687-2262 x236

Investor Relations Contact (Canada)

Pierre Boucher
MaisonBrison
1.514.731.0000
pierre@maisonbrison.com

Investor Relations Contact (U.S.)

James Carbonara
Hayden IR
1.646.755.4712
james@haydenir.com